  EXHIBIT 99.1

Quartz Discovers a New Copper-Gold-Silver Porphyry

at Jake Project in British Columbia

Company also acquires additional mineral claims surrounding Jake, hosting an entire new potential copper-gold porphyry district

January 14, 2025 Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz” or the “Company") (TSXV: QZM, OTC Pink: QZMRF) is pleased to announce the Company’s maiden, seven hole, 3,418 meter scout core drilling program has made a new British Columbia (“BC”) copper-gold porphyry discovery at its 100%-owned Jake Project, located 160 kilometers north of Smithers (see Figure 1a and 1b).

Based on its successful drilling program, Quartz has also acquired a 100% interest in mineral claims capturing an entire new potential BC porphyry copper-gold district surrounding the Jake discovery (see Figure 2).  Porphyry deposits are among the world’s most important sources of copper, gold and silver and their discovery presents the potential for outsized gains, especially in periods of surging metal prices.

In addition to releasing the Jake discovery news today, Quartz has also launched new social media and awareness initiatives including an updated Website (www.quartzmountainresources.com) and Corporate Presentation (https://www.quartzmountainresources.com/investors/presentation). Quartz will also be presenting Discovery Core from both Maestro and Jake at the upcoming Association of Mineral Explorationists’ (“AME”) Round Up on January 20 and 21 in booth #924 located in the Vancouver Convention Centre East.

Jake Discovery Highlights:

The discovery of a new copper-gold porphyry system at Jake, was highlighted by drill hole JK24-05, with combined announced Cu intercepts in the hole totaling 355 meters (see Table 1).

TABLE 1 Drill Hole JK24-05 Assay ResultsA
Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)
JK24-05		21.00	78.00	57.00	0.30	0.18	0.077	2.7	0.012
		108.00	191.04	83.04	0.25	0.18	0.062	2.9	0.004
	Incl.	108.00	125.22	17.22	0.42	0.29	0.090	7.6	0.005
		234.14	450.00	215.86	0.32	0.23	0.083	2.7	0.005
	Incl.	234.14	308.00	73.86	0.40	0.30	0.120	2.5	0.003
	and	234.14	269.02	34.88	0.49	0.37	0.144	3.3	0.001
	Incl.	347.00	395.57	48.57	0.39	0.29	0.093	2.9	0.006

Note A.  See Notes to Table 2

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Bob Dickinson, Chairman of Quartz commented, “We are excited to announce the discovery of the new Jake copper-gold-silver porphyry system.  We believe our maiden seven hole scout program has determined the location of the system’s center nearby hole JK 24-05, where the highest grades are anticipated.  The detailed results from the 7 core holes provide Quartz the critical scientific vectors to target the core of the porphyry system in the next phase of delineation drilling.  Early observations from our drill program suggest geological similarities between Jake and the geological environment at the past producing Bell Mine, currently owned by Glencore and located 160 km southeast of Jake.”

Dease Lake
Kutcho
Tatogga
Iskut
Red Chris
Trutch
Lawyers
Cirque
Shasta
Joy
Golden Horseshoe
Kemess UG/East
Kemess South
Niv
KSM
RDP
Kliyul
Jake
Aley
Brucejack
Premier
Port of Stewart
Takla Landing
Kwanika
Morrison
Duke
Hearne
Mt. Milligan
Bell
Granisle
Baptiste
Smithers
Maestro
Prince Rupert
Terrace
Houston
Fort St. James
Equity Silver
Kitimat
Endako
Vanderhoof
Berg
Huckleberry
Prince George
N
Blackwater
200 Kilometres
Quesnel
Legend
Mines, Developments
BC Hydro Transmission Line
Park
Railway
Highways
Railway Bed

Figure 1a. Jake Location and Access

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Figure 1b.  Jake Location and HDI’s BC Successes

The Jake Project is one of two key projects being advanced by Quartz in BC.  The Jake maiden drill program followed the very successful maiden drill program at the Company’s Maestro Project.  The maiden drilling program at Maestro discovered thick, high-grade, gold-silver lodes hosted within extensive precious metal mineralization (see Quartz news release dated April 9, 2024).  These exciting discoveries at both Maestro and Jake support the Company’s strategy of targeting high value, high demand projects that have strong potential for future transactions.  Quartz has now commenced planning for drill delineation programs during 2025, starting at Maestro (Phase One) and later at Jake (Phase Two).

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Figure 2.  Potential New BC Porphyry Copper District Acquired

Mr. Dickinson added, "Equally significant as the new copper-gold-silver discovery at Jake is our growing understanding of the broader system.  Porphyries often occur in clusters, and our data suggests we may be on the verge of defining an entirely new porphyry district at Jake.  As a result of our Jake porphyry discovery, Quartz acquired a 100% interest in mineral claims capturing a potential new BC porphyry copper-gold district surrounding the discovery.  The Quartz team is committed to creating exceptional value for shareholders and these results, combined with the exciting recent discovery of high-grade gold-silver lodes at our Maestro Project, create a robust investment opportunity.  We believe our next milestones, the drill delineation of the new Maestro discovery planned for 2025 and later the new Jake discovery will move Quartz rapidly forward towards potential transactions.”

The successful Jake drilling included seven exploration drill holes that were completed on a hill side from three Pad sites (see Figure 3).  These scout drill holes were fanned out in multiple directions over an area measuring 1,000 meters east-west and 600 meters vertical.  Hole 1 on Pad A intersected classic quartz-sericite-pyrite altered rocks found peripheral to most porphyry copper deposits.  Holes 2,3,4,5 were fanned out from Pad B.  These holes intersected a major porphyry copper-gold-silver system with Hole 5 being closest to the center of the system.  Holes 6 and 7 drilled from Pad C intersected intervals of epithermal precious metal zones and veinlets (see anomalous Au and Ag assay results) associated with highly anomalous zinc.

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Figure 3.  Jake, A New Porphyry Cu-Au-Ag Discovery

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The Jake porphyry discovery area is highlighted by a classic Induced Polarization chargeability donut shape signature (see Figure 4) commonly targeted by porphyry explorers.

Figure 4.  Jake Discovery Section A-B

Figure 5.  Highly Anomalous Cu-Au-Mo Values in Soils Above Jake Discovery

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Assay results from the 7 scout core holes completed at Jake during the discovery drill program are listed in Table 2 below.

Table 2

Jake Discovery Drill Program Assay Results

Notes:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4.00/lb, Au US$2000/oz., Ag US$25/oz, and Mo US$15.00/lb, and conceptual recoveries of: Cu 85%, Au 75%, Ag 70% and Mo 82%. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)) + ((Mo% * (Mo recovery / Cu recovery) * (Mo $ per lb.) / Cu $ per lb.)).

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About Jake

The 100% owned Jake Property is located 160 km north of Smithers in north central BC.  It is accessible by helicopter and close to the Minaret airstrip, historical logging roads and railbeds which lead to mining support towns of Smithers, Fort St. James and Hazelton.

Quartz’s first ever drill test of 3,418 meters in 7 holes during 2024 discovered a new porphyry copper-gold-silver system leading to the acquisition of 100% interest in mineral tenures over an entire new BC porphyry copper-gold district surrounding the Jake discovery.  The next milestone towards a transaction will be delineation drilling of the new Jake discovery, currently being planned to commence after Maestro delineation drilling.

Mineralization at Jake is situated within a prominent rusty coloured gossan measuring 3.5 km long by 1.5 km wide.  Within the gossan is north-trending dyke swarms that intrude into sedimentary rocks.  The combination of extensive historical and recent exploration work has outlined a very expansive altered area at Jake hosting epithermal and porphyry-style sulphide disseminations and veinlets containing Cu-Au-Ag-Zn-Mo and Re. To delineate deposit targets within this large Jake mineral system for the recent drilling program, a series of modern surface exploration programs were completed in the period 2018-2023.  This exploration work included detailed airborne magnetic surveying, geological mapping, geochemical sampling/modelling and Induced Polarization (“IP”) surveying.  These exploration surveys were designed to build on very compelling historical data on the Property developed by legendary porphyry copper explorers, including Kennco, Canadian Superior, Cities Service, Placer Development and Teck Corp.  Taken together this comprehensive Jake Project technical database defined a significant-scale porphyry copper-gold deposit target and associated epithermal precious metal deposit targets which Quartz has capitalized on.

About Maestro

The 100% owned Maestro Project, located in central British Columbia, lies adjacent to Highway 16, 15 km north of Houston and 50 km south of Smithers, providing year-round road access to the Project and nearby infrastructure including, rail, hydroelectricity, and natural gas.

Quartz’s first ever drill test, a maiden two-hole drill program at the Prodigy Zone on the Maestro Property (reported by Quartz News Release dated April 9th, 2024) discovered exciting high-grade Au-Ag lodes, hosted within an extensive epithermal Au-Ag system.  The lodes and the more disseminated precious metals, intersected by the drill holes are both hosted within a large and earlier deposited, Mo-Cu porphyry system.  Quartz’s second core hole, PR-23-02 intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag and also 36 m of 5.73 g/t Au and 87 g/t Ag.  These results indicate high potential for both bulk tonnage and underground high-grade gold and silver mineralization.  Notably, green sericite alteration reminiscent of deposits such as Blackwater, which is currently being placed into production near Vanderhoof plays a significant role at Prodigy.  The discovery is open in multiple directions and at depth, promising significant further potential.  The next milestone towards a transaction will be delineation drilling of the new Prodigy discovery at Maestro, currently being planned to commence in HI 2025.

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The Maestro property has a rich exploration history dating back to 1914, primarily focusing on the 110 million tonne Lone Pine Mo-Cu porphyry deposit (see Quartz news release March 19th, 2024) also located on the property. Quartz’s successful drilling was based on a target developed by its comprehensive exploration programs, including soil/silt geochemical sampling, IP geophysics, airborne magnetic surveys, hyperspectral studies and detailed relogging of historical drill core, along with assaying for gold, pulp samples derived from historical assaying of numerous core holes located across the Maestro property that had not been assayed for gold.

Quality Assurance/Quality Control Program

Quartz drilled NQ size core in the 2024 drilling program at JAKE. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the JAKE drilling were sent to ALS Canada Ltd., Kamloops, B.C., for preparation and were analyzed at ALS Canada Ltd., North Vancouver, B.C. Both are ISO/IEC 17025:2017 accredited facilities. At the laboratory, samples were dried, crushed to 70% passing -2mm, and a 250 g split pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for 48 elements including Ag, Mo and Cu by a four-acid digestion, multi-element ICP-MS package. Overlimits for Pb and Zn were analyzed by four-acid digestion and ICP-AES finish. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Quartz Mountain control samples were inserted in each analytical batch at the following rates: standards one in 30 regular samples, in-line replicates one in 50 regular samples and at least two coarse blanks per analytical batch. The control sample results were then checked to ensure proper QAQC.

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a “Qualified Person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Minerals Projects, has reviewed and approved the scientific and technical information contained in this news release.

About Quartz

Quartz Mountain Resources Ltd. (TSXV: QZM, OTC Pink: QZMRF) is a well-structured public company headquartered in Vancouver, Canada.  Its successful mine finding management is focused on discovering and transacting high-value gold, silver, and copper projects in British Columbia.  The Company owns 100% of the new Maestro high grade gold-silver discovery and 100% of the new Jake porphyry copper-gold-silver discovery.   Both projects are permitted by the BC government for drilling activities and have access to infrastructure and high potential for the development of substantial resources and significant future transactions.

Quartz is associated with Hunter Dickinson Inc. (“HDI”), a company with over 35-years of successfully discovering, developing, and transacting mineral projects in Canada and internationally. Former HDI projects in BC include, Mount Milligan, Kemess South, and Gibraltar - all of which are porphyry deposits with current or former producing mines. Other well-known projects with HDI involvement include Sisson and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

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Quartz is committed to the advancement of important scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best practice approaches in the engagement and involvement of local communities, and meeting rigorous environmental standards.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further details, contact Robert Dickinson, Chairman at:

T: (604) 684-6365 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

TABLE 3 2024 Jake Drill Hole Locations
Drill Hole	UTM	Easting	Northing	Elevation (m)	Length (m)	Azimuth (o)	Dip (o)
JK24-01	9U	603822	6233429	1097	461.5	300	-50
JK24-02	9U	603916	6233636	1208	557	300	-50
JK24-03	9U	603916	6233636	1208	383.5	345	-50
JK24-04	9U	603916	6233636	1208	300	45	-50
JK24-05	9U	603916	6233636	1208	573	300	-80
JK24-06	9U	604160	6233765	1210	570	70	-50
JK24-07	9U	604160	6233765	1210	572.8	70	-85

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission at www.sec.gov.

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